SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF A FOREIGN ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For May 29, 2018

MorphoSys AG

Semmelweisstrasse 7

82152 Planegg

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

MorphoSys AG: Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1. Details of the person discharging managerial responsibilities / person closely associated

a) Name

Title:	Dr.

First name:	Gerald

Last name(s):	Möller

2. Reason for the notification

a) Position / status

Position:	Member of the administrative or supervisory body

b) Initial notification

3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a) Name

MorphoSys AG

b) LEI

529900493806K77LRE72

4. Details of the transaction(s)

a) Description of the financial instrument, type of instrument, identification code

Type:	Share

ISIN:	DE0006632003

b) Nature of the transaction

Acquisition

c) Price(s) and volume(s)

Price(s)	Volume(s)

88.70 EUR	79830.00 EUR

d) Aggregated information

Price	Aggregated volume

88.70 EUR	79830.00 EUR

e) Date of the transaction

May 9, 2018; UTC+2

f) Place of the transaction

Name:	Xetra

MIC:	XETR

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MORPHOSYS AG (Registrant)

Date: May 29, 2018	By:	/s/ Jens Holstein
		Name:	Jens Holstein
		Title:	CFO

	By:	/s/ Hans-Joachim Orlowski
		Name:	Hans-Joachim Orlowski
		Title:	Associate Director Corporate Communications and Investor Relations